UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MANNATECH, INCORPORATED
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Certain Options to Purchase MTEX Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

563771104
(CUSIP Number of Common Stock Underlying Class of Securities)
______________________

Stephen D. Fenstermacher, Co-Chief Executive Officer and Chief Financial Officer
Mannatech, Incorporated
600 S. Royal Lane, Suite 200
Coppell, Texas 75019
(214) 471-7400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to
J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201
(214) 969-2800
______________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$1,569,381	$111.90

*          Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 1,621,997 shares of common stock of Mannatech, Incorporated, having an aggregate value of $1,569,381 as of June 18, 2010 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.                                                                    Filing Party: :     Not applicable.
Form or Registration No.:   Not applicable.                                                                     Date Filed: :       Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

The information set forth under the captions “Introduction” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated July 16, 2010, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Mannatech, Incorporated, a Texas corporation (the “Company”), is the issuer of the options subject to the Offer to Exchange. The Company’s principal executive offices are located at 600 South Royal Lane, Suite 200, Coppell, TX 75019, and the telephone number at that address is (972) 471-7400.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to members of its board of directors, certain employees of the Company and its subsidiaries (including eligible officers) and consultants resident in the United States (“Eligible Optionholders”) to exchange all of his or her outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), granted pursuant to the Company’s 1997 Stock Option Plan, 1998 Incentive Stock Option Plan, 2000 Stock Option Plan and 2008 Stock Incentive Plan and that have an exercise price per share greater than $2.46, the average closing sale price of the Common Stock on the NASDAQ Global Market for the twenty five trading days ending on June 22, 2010 (“Eligible Options”) for the grant of replacement options to purchase shares of the Company’s Common Stock (each a “Replacement Option”), upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form, attached hereto as Exhibit (a)(1)(B) (the “Election Form” and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the “Exchange Offer”). In conjunction with this offer, the Company has amended its 2008 Stock Incentive Plan (the “2008 Plan” and 2008 Plan as amended being the “Amended 2008 Plan”).  Each Replacement Option will be issued pursuant to the Company’s Amended 2008 Plan.  The actual number of shares of the Company’s Common Stock subject to options to be exchanged in the Exchange Offer will depend on the number of shares of the Company’s Common Stock subject to Eligible Options tendered by Eligible Optionholders and accepted for exchange.

The information set forth in the Offer to Exchange under “Introduction,” “Summary Term Sheet—Questions and Answers,” “Risk Factors,” and the sections under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” Section 5 “Acceptance of Eligible Options for Exchange; Issuance of Replacement Options,” and Section 8 “Source and Amount of Consideration; Terms of Replacement Options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 7 “Price Range of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company, which is the issuer of the Eligible Options, is the filing person and the subject Company.  The information set forth in Item 2(a) above and in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information” and Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Introduction,” “Summary Term Sheet—Questions and Answers” and the sections under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” Section 3 “Procedures for Tendering Eligible Options,” Section 4 “Withdrawal Rights,” Section 5 “Acceptance of Eligible Options for Exchange; Issuance of Replacement Options,” Section 6 “Conditions of this Exchange Offer,” Section 8 “Source and Amount of Consideration; Terms of Replacement Options,” Section 11 “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” Section 12 “Legal Matters; Stockholder Approval and Regulatory Approvals,” Section 13 “Material United States Tax Consequences,” and Section 14 “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases.

The Company’s officers and members of the board of directors will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s other employees.  The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 10 “– Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 8 “Source and Amount of Consideration; Terms of Replacement Options,” and Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 2 “Purpose of This Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 5 “Acceptance of Eligible Options for Exchange; Issuance of Replacement Options” and Section 11 “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and in the section under “This Exchange Offer” titled Section 2 “Purpose of This Exchange Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under “Introduction” and in the sections under “This Exchange Offer” titled Section 8 “Source and Amount of Consideration; Terms of Replacement Options” and Section 15 “Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 6 “Conditions of This Exchange Offer” and Section 12 “Legal Matters; Stockholder Approval and Regulatory Approvals,” is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.    Financial Statements.

(a) Financial Information.

The financial information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information” and referenced in Section 16 “Additional Information” and included in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009 (the “Annual Report”) is incorporated herein by reference. A copy of the financial statements contained in the Company’s Annual Report will be made available by the Company to any potential participants in this Exchange Offer upon request.  The full text of the Company’s Annual Report as well as other documents the Company has filed with the Securities and Exchange Commission (the “SEC”), or will file with the SEC subsequent to the filing of this Tender Offer Statement on Schedule TO, can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov or can be obtained by contacting Investor Relations at (972) 471-6512 or IR@mannatech.com.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” and in the sections under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information,” Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” and Section 12 “Legal Matters; Stockholder Approval and Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Replacement Stock Options, dated July 16, 2010.
(a)(1)(B)*	Press Release Announcing Commencement of Employee Stock Option Exchange, dated July 16, 2010.
(a)(1)(C)*	Cover Letter to Offer to Exchange, dated July 16, 2010.
(a)(1)(D)*	Form of Election Form.
(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.
(a)(1)(F)*	Form of Notice of Withdrawal.
(a)(1)(G)*	Form of Reminder Communication Indicating Two Weeks Left to Make an Election in the Exchange Offer to Eligible Optionholders, to be delivered on or about July 30, 2010.
(a)(1)(H)*	Form of Final Election and Acceptance Confirmation Form.
(a)(1)(I)	Mannatech, Incorporated Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (incorporated herein by reference to the Annual Report on Form 10-K filed on March 11, 2010).
(a)(1)(J)
Definitive Proxy Statement on Schedule 14A for Mannatech, Incorporated 2010 Annual Meeting of Stockholders held on June 9, 2010 (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by Mannatech, Incorporated on April 21, 2010).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(1)	Mannatech, Incorporated 2008 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed by Mannatech, Incorporated on April 29, 2008).
(d)(2)	Amendment to 2008 Stock Incentive Plan, as approved at Annual Meeting of Shareholders on June 9, 2010 (incorporated herein by reference to Form 8-K of Mannatech, Incorporated filed on June 11, 2010).
(d)(3)*	Form of Stock Option Agreement for grants of Replacement Options to employees and officers pursuant to the Amended Mannatech, Incorporated 2008 Stock Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

*           Filed electronically herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MANNATECH, INCORPORATED
Dated: July 16, 2010	By:	/s/ Stephen D. Fenstermacher
Stephen D. Fenstermacher Co-Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Replacement Stock Options, dated July 16, 2010.
(a)(1)(B)*	Press Release Announcing Commencement of Employee Stock Option Exchange, dated July 16, 2010.
(a)(1)(C)*	Cover Letter to Offer to Exchange, dated July 16, 2010.
(a)(1)(D)*	Form of Election Form.
(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.
(a)(1)(F)*	Form of Notice of Withdrawal.
(a)(1)(G)*	Form of Reminder Communication Indicating Two Weeks Left to Make an Election in the Exchange Offer to Eligible Optionholders, to be delivered on or about July 30, 2010.
(a)(1)(H)*	Form of Final Election and Acceptance Confirmation Form.
(a)(1)(I)	Mannatech, Incorporated Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (incorporated herein by reference to the Annual Report on Form 10-K filed on March 11, 2010).
(a)(1)(J)
Definitive Proxy Statement on Schedule 14A for Mannatech, Incorporated 2010 Annual Meeting of Stockholders held on June 9, 2010 (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by Mannatech, Incorporated on April 21, 2010).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(1)	Mannatech, Incorporated 2008 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed by Mannatech, Incorporated on April 29, 2008).
(d)(2)	Amendment to 2008 Stock Incentive Plan, as approved at Annual Meeting of Shareholders on June 9, 2010 (incorporated herein by reference to Form 8-K of Mannatech, Incorporated filed on June 11, 2010).
(d)(3)*	Form of Stock Option Agreement for grants of Replacement Options to employees and officers pursuant to the Amended Mannatech, Incorporated 2008 Stock Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

*           Filed electronically herewith